UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2011

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant's name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the proxy statement and proxy card of OceanFreight Inc. (the "Company") for the Company's 2011 Annual General Meeting of Shareholders scheduled to be held on June 15, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.
(Registrant)

Dated: May 17, 2011	By:	/s/ Anthony Kandylidis
Anthony Kandylidis
Chief Executive Officer

Exhibit 99.1

May 13, 2011

TO THE SHAREHOLDERS OF
OCEANFREIGHT INC.

Enclosed are a Notice of the 2011 Annual General Meeting of Shareholders (the "Meeting") of OceanFreight Inc. (the "Company"), which will be held at the Company's offices located at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on June 15, 2011, at 10:00 a.m. local time, and related materials.

At the Meeting, shareholders of the Company (the "Shareholders") will consider and vote upon proposals:

1.	To elect one Class A Director to serve until the 2014 Annual General Meeting of Shareholders ("Proposal One");

2.
To approve an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding shares of Class A common stock by a ratio of not less than one-for-three and not more than one-for-twenty, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors in its discretion, and to authorize the Company's board of directors to implement the reverse stock split at any time prior to the date of the Company's 2012 Annual General Meeting of Shareholders by filing such amendment with the reverse stock split ratio as determined by the Company's board of directors ("Proposal Two");

3.	To ratify the appointment of Ernst & Young (Hellas), Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2011 ("Proposal Three"); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One will require the vote of a plurality of the votes cast at the Meeting by the holders of common shares entitled to vote in the election. Adoption of Proposal Two will require the affirmative vote of the holders of a majority of the Company's outstanding common shares entitled to vote at the Meeting. Adoption of Proposal Three will require the affirmative vote of the holders of a majority of the common shares represented at the Meeting.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Anthony Kandylidis
Chief Executive Officer and Director

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 15, 2011

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the "Meeting") of OceanFreight Inc. (the "Company") will be held at the Company's principal executive offices at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on June 15, 2011 at 10:00 a.m. local time, for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

1.	To elect one Class A Director to serve until the 2014 Annual General Meeting of Shareholders ("Proposal One");

2.
To approve an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding shares of Class A common stock by a ratio of not less than one-for-three and not more than one-for-twenty, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors in its discretion, and to authorize the Company's board of directors to implement the reverse stock split at any time prior to the date of the Company's 2012 Annual General Meeting of Shareholders by filing such amendment with the reverse stock split ratio as determined by the Company's board of directors ("Proposal Two");

3.	To approve the appointment of Ernst & Young (Hellas), Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2011 ("Proposal Three"); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on May 2, 2011 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Katerina Paschou
Secretary
May 13, 2011
Athens, Greece

_______________

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 15, 2011
_______________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board") of OceanFreight Inc., a Marshall Islands corporation (the "Company"), for use at the Annual General Meeting of Shareholders to be held at the Company's principal executive offices at 80 Kifissias Avenue, GR 151 25 Marousi, Athens, Greece, on June 15, 2011, at 10:00 a.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about May 13, 2011.

VOTING RIGHTS AND OUTSTANDING SHARES

On May 2, 2011 (the "Record Date"), the Company had outstanding 118,923,797 shares of Class A common stock, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least one third of the Common Shares issued and outstanding present at the Meeting in person or by proxy shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

The Common Shares are quoted on the NASDAQ Global Market under the symbol "OCNF."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company, at the Company's principal executive offices at 80 Kifissias Avenue, GR 151 25 Marousi, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has five directors on the Board, which is divided into three classes. As provided in the Company's Amended and Restated Articles of Incorporation, after the initial term, each director is elected to serve for a three-year term, until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of the Company's one Class A Director expires at the Meeting. Accordingly, the Board has nominated Professor John Liveris, currently the Class A Director, for election as a director whose term would expire at the Company's 2014 Annual General Meeting of Shareholders or whenever his successor is duly appointed and shall qualify.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that such nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the Board may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Professor John Liveris	57	Chairman and Class A Director

Certain biographical information about Professor Liveris is set forth below.

Professor John Liveris has served as a member of the Board since April 2007 and has served as the Company's Chairman since December 2007. Professor Liveris is a consultant in the technology and defense industries based in Athens, Greece. His most recent affiliations include Contour Global LLC, Scientific Games Corporation, Hellenic Telecommunications Organization (OTE), Motorola, EADS Eurofighter, the Monitor Company and Northrop Grumman Corporation. Prior to his current activities, Professor Liveris was, until 1999, the Group Senior Advisor at Intracom, the leading Greek telecommunications and electronics manufacturer where he was responsible for developing entry into new markets, including the establishment of a Defense division, and new technologies, for revamping Intracom's image and for all relations with multi-lateral funding institutions. Mr. Liveris studied Mechanical Engineering at Tufts University in Boston, Massachusetts. He did his graduate and doctoral studies in Engineering Management at the George Washington University in Washington, DC. There he taught from 1979 to 1996, attaining Professorial rank. Professor Liveris has had twenty years of professional experience in Washington, DC in various Greek government and private sector managerial and consulting positions. He has also had an extensive career as a journalist.

Required Vote. Adoption of Proposal One will require the vote of a plurality of the votes cast at the Meeting by the holders of Common Shares entitled to vote in the election.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF AMENDMENT TO
AMENDED AND RESTATED ARTICLES OF INCORPORATION
TO EFFECT A REVERSE SPLIT OF THE COMMON SHARES

General

The Board has approved and is hereby soliciting shareholder approval of an amendment to Section D of the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding Common Shares at a ratio of not less than one-for-three and not more than one-for-twenty (the "Amendment"). A vote FOR Proposal Two will constitute approval of the Amendment providing for the combination of any number of the Company's issued and outstanding Common Shares between and including 3 and 20 into one Common Share and will grant the Board the authority to determine whether to implement the reverse stock split and, if so, to select which of the approved exchange ratios within that range will be implemented. If the shareholders approve Proposal Two, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to select one of the approved reverse stock split ratios and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Amendment. If the Amendment has not been filed with the Registrar of Corporations of the Republic of the Marshall Islands by the date of the Company's 2012 Annual General Meeting of Shareholders, the board of directors will abandon the Amendment constituting the reverse stock split and shareholder approval would again be required prior to implementing any reverse stock split thereafter. If implemented, the reverse stock split will become effective as of the beginning of the business day after the filing of the Amendment, substantially in the form attached to this proxy statement as Exhibit A, with the Registrar of Corporations of the Republic of the Marshall Islands. The Amendment will not change the number of authorized shares or par value of the Company's Common Shares. After the reverse stock split, if implemented, the number of authorized Common Shares will remain at 333,333,333 Common Shares and the number of the unissued Common Shares will be approximately 293,692,067 to 327,387,143 shares, depending upon the reverse stock split ratio selected by the Board.

The Board believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock split. If shareholders approve Proposal Two, the reserve stock split will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company's and the shareholders' best interests at that time. In connection with any determination to effect the reverse stock split, the Board will set the time for such a split and select a specific exchange ratio within the range. These determinations will be made by the Board with the intention to create the greatest marketability of the Common Shares based upon prevailing market conditions at that time.

The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this proposal is not in the best interests of the Company and its shareholders.

Purpose and Background of the Reverse Stock Split

The purpose of the reverse stock split is to increase the per share trading value of the Company's Common Shares. The Board intends to effect the proposed reverse stock split only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company's Common Shares, and only if the implementation of a reverse stock split is determined by the board of directors to be in the best interests of the Company and its shareholders.

The Company believes that by effecting the reverse stock split it will be able to satisfy the minimum price per share listing requirement for listing the Common Shares on the NASDAQ Global Market. In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, the Company believes it may be able to raise its Common Share price to a level where the Company's Common Shares could be viewed more favorably by potential investors.

Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher stock price after a reverse stock split could alleviate this concern.

The combination of being listed on the NASDAQ Global Market and the lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity of the Company's Common Shares.

The NASDAQ Global Market has several listing criteria that companies must satisfy in order to maintain their listing. One of these criteria is that the Company's Common Shares have a minimum bid price that is greater than or equal to $1.00 per share. Currently, the Company does not satisfy this requirement. The Company believes that by effecting a reverse stock split, it will be able to satisfy this listing requirement.

There can be no assurance that the reverse stock split will achieve any of the desired results. There also can be no assurance that the price per share of the Company's Common Shares immediately after the reverse stock split will increase proportionately with the reverse stock split, or that any increase will be sustained for any period of time.

Procedure for Exchange of Stock Certificates

As soon as practicable after the effective date of the reverse stock split, shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the Company notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how shareholders should surrender to the Company's exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder's address of record indicating the number of Common Shares held following the reverse stock split.

Upon the reverse stock split, the Company intends to treat shares held by shareholders in "street name" through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in "street name." However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Fractional Shares

No fractional shares will be created or issued in connection with the reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the common stock on the NASDAQ Global Market on the last trading day prior to the effective date of the split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Required Vote. Adoption of Proposal Two will require the affirmative vote of the holders of a majority of the Company's outstanding Common Shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting the selection of Ernst & Young (Hellas), Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2011.

Ernst & Young (Hellas), Certified Auditors Accountants S.A., has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Adoption of Proposal Three will require the affirmative vote of the majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS), CERTIFIED AUDITORS ACCOUNTANTS S.A., AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, email, or personal contact.

Shareholders can access documents related to the Meeting at:
www.ocnf.agmdocuments.com/asm2011.html

ELECTRONIC DELIVERY

For shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, shareholders can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Three have been approved. Abstentions will have the effect of voting AGAINST Proposal Two.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Katerina Paschou
Secretary

May 13, 2011
Athens, Greece

EXHIBIT A

If Proposal Two is adopted by the affirmative vote of a majority of the Company's outstanding Common Shares entitled to vote at the Meeting, the Board will have the authority, but not the obligation, in its sole discretion and without further action on the part of the shareholders, to cause Section D of the Company's Amended and Restated Articles of Incorporation to be amended to include the following language in order to give effect to the reverse split of the Company's Common Shares.

"Reverse Stock Split. Effective with the commencement of business on [            ], the fifth business day, or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine, after filing these Articles of Amendment, the Company has effected a [whole number between 3 and 20, to be determined at the discretion of the Board of Directors,] to 1 reverse stock split as to its issued and outstanding Class A common stock, pursuant to which the number of issued and outstanding shares of Class A common stock shall decrease from [            ] to [            ], as adjusted for the cancellation of fractional shares. The reverse stock split shall not change the number of registered shares of Class A common stock the Company is authorized to issue or the par value of the Class A common stock. The stated capital of the Company is hereby reduced from $[            ] to $[            ], as adjusted for the cancellation of the fractional shares and the amount of $[            ], as adjusted for the cancellation of fractional shares, is hereby allocated to surplus."

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